As Filed with the Securities and Exchange Commission on February 25, 2003

Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

Sumitomo Mitsui Financial Group, Inc.

(Exact name of issuer of deposited securities as specified in its charter)

N.A.

(Translation of issuer’s name into English)

Japan

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

____________________

Timothy F. Keaney

The Bank of New York

101 Barclay Street

New York, N.Y. 10286

Telephone (212) 815-2129

 (Address, including zip code, and telephone number, including area code, of agent for service)

For Further Information Contact:

Timothy F. Keaney

The Bank of New York

101 Barclay Street

New York, N.Y. 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466

x immediately upon filing

on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box.

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum Aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, One Thousand (1,000) American Depositary Shares evidencing One (1) Common Share of Sumitomo Mitsui Financial Group, Inc.	500,000,000 American Depositary Shares	$0.05	$25,000,000.00	$2025.00

(1)

Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item- 1 Description of Securities to be Registered

Location in Form

of Receipt Filed

Item Number and Caption

Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary

Face of Receipt, top

Receipts and identity of

center

deposited securities

Terms of Deposit:

(I) The amount of deposited

Face of Receipt, upper

securities represented by

right corner

one unit of American

Depositary Receipts

(ii) The procedure for voting,

Articles number

if any, the deposited securities

7 and 12

(iii) The collection and

Articles number

distribution of dividends

8 and 13

(iv) The transmission of

Article number 7

notices, reports and

proxy soliciting material

(v) The sale or exercise of rights

Articles number 4 and 8

(vi) The deposit or sale of

Articles number

securities resulting

8 and 11

from dividends, splits

or plans of reorganization

(vii) Amendment, extension or

Article number 13

termination of the deposit agreement

(viii) Rights of holders of

Article number 2

Receipts to inspect the transfer

books of the depositary and the

list of holders of Receipts

(ix) Restrictions upon the right

Introductory Article,

to deposit or withdraw the underlying

Articles, number 1,3,

securities

11, 15, and 16

(x) Limitation upon the liability of

Articles number 4, 5, 10,

of the depositary

and 12

Item- 2 Available Information

Public reports furnished

Article number 7

by issuer.

The prospectus consists of the proposed form of American Depositary Receipt filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

Part II- Information Not Required in Prospectus.

Item-3 Exhibits

1.

Form of Deposit Agreement- The Deposit Agreement relating to the American Depositary

       Receipts registered hereunder is contained in the form of Receipt itself, which is filed herewith as Exhibit 1.

1.

Opinion of counsel- filed herewith as Exhibit 4.

2.

Certification under 466 – filed herewith as Exhibit 5.

Item-4

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the

Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both

(1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 25, 2003.

Legal entity created by the agreement for this

issuance of American Depositary Receipts for

Common Shares of

Sumitomo Mitsui Financial Group, Inc.

By:  The Bank of New York,

As Depositary

By:  /S/Michael F. Finck

Michael F. Finck

Managing Director

INDEX TO EXHIBITS

Exhibit Number
(1)	Form of Deposit Agreement relating to the American Depositary Receipts registered hereunder is contained in the form of American Depositary Receipt itself.
(4)	Opinion of Emmet, Marvin & Martin, counsel for the Depositary, as to the legality of the securities being registered.
(5)	Certification under Rule 466.